Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2007 JAN 23 A 7:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : December 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

07020455

SUPPL

Dear Sir,

Sub : Voluntary Delisting of Equity Shares from Madras Stock Exchange

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letters dated 12th May 2006 and 10th August 2006, we would like to inform you that we have received a letter from Madras Stock Exchange Limited, Chennai informing that the company' shares have been delisted pursuant to SEBI (Delisting of Securities) Guidelines, 2003, with effect from 29th November 2006 and the copy of the same is enclosed for your reference.

Kindly take note of the same in your records.

Kindly acknowledge receipt.

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K.Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 1/23

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website . www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

MADRAS STOCK EXCHANGE LTD.

Telephones . 25228951, 25224382, 25224392
Telegrams : "MASTEX"
Fax No. : 091-44-25244897
E-mail msead.@md3 vsnl net.in

EXCHANGE BUILDING
Post Box No. 183
11, SECOND LINE BEACH
CHENNAI - 600 001.

MSE/LD/PSK/731/753/06

29th November 2006

The Dy. General Manager - Secretarial,
Apollo Hospitals Enterprise Limited,
Ali Towers, III Floor,
55, Greams Road,
CHENNAI-600 006

Dear Sir,

Re: Voluntary Delisting of equity shares of your company from the Daily Official List of the Exchange.

Please refer to your vairous correspondence regarding the above.

The matter was considered by the Listing Committee of the Exchange and it was decided to withdraw the admission granted to dealings on the Exchange for the equity shares of your company in terms of SEBI (Delisting of Securities) Guidelines, 2003 for voluntary delisting and to remove the quotation for the equity shares of your company from the Official List of the Exchange.

Accordingly we write to inform you that the admission granted to dealings on the Exchange for the equity shares of your company has been withdrawn and the quotation for the equity shares of your company has been removed from the Daily Official List of the Exchange with effect from 29th November 2006.

Yours faithfully,

Sr.Officer(Listing)